September 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Brad Skinner

Re:	Dean Foods Company
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 22, 2017
Form 8-K Filed May 9, 2017
Response Letter Dated August 3, 2017
File No. 1-12755

Ladies and Gentlemen:

Set forth below is the response of Dean Foods Company (the “Company,” “we,” “our,” or “us”) to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2017, regarding our Form 10-K for the Fiscal Year Ended December 31, 2016 (“2016 Form 10-K”) and our Form 8-K filed May 9, 2017.

For ease of reference, we have recited the Staff’s comments in bold type before our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

Recently Issued Accounting Pronouncements, page F-9

1.
Your response to prior comment number 1 from our letter dated July 20, 2017 indicates that sales of bulk cream and other by-products are neither part of your ongoing major operations nor central to your operations. Further explain to us your basis for this statement. Based on our understanding, while by-products may not represent core products of your business, they appear to result routinely and directly from processing of raw milk. Based on the description of your business in your 10-K, processing raw milk appears to be part of your ongoing major operations and central to your

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operations. As part of your response, explain why you believe it is consistent to report sales of cream, when sold as a discrete product in bulk form, as a reduction to cost of sales while reporting sales of cream, when combined with other ingredients, as revenue.

Response:
Bulk cream is merely excess butterfat, which is a component of raw milk. Butterfat is a raw material used in our products and is unlike a by-product, waste or scrap product that is created during the production process. As further explained below, the Company has concluded that it is inappropriate to present the sale of excess butterfat as revenue.
As background, we purchase all of our raw milk directly from farmers and dairy cooperatives; we do not own any farms or cows. Raw, unprocessed milk is our single largest purchase, totaling more than $4 billion to $5 billion per year, depending on commodity prices. Raw milk is generally comprised of approximately 3.7% butterfat, 8.8% non-fat solids and 87.5% water, although the percentages can vary throughout the year and in different geographies. Each month, the USDA sets a price for skim (which is the combination of the non-fat solids and water) and a price for butterfat. The Company pays the farmers or the dairy cooperatives for raw milk based on the USDA-set prices and the actual butterfat and skim content of the raw milk delivered to our plants.
Prior to pasteurization and packaging raw milk into fluid milk and other dairy products, we use a heating process to separate the raw milk into two components – butterfat and skim. Our packaged fluid milk products contain different butterfat levels, ranging from 0.5% to 3.25%. Across all of our dairy products, including ice cream, our average butterfat content is 2.3%. Because raw milk contains an average butterfat content of 3.7%, we are left with excess butterfat on a Company-wide basis.
Our manufacturing is spread among 66 geographically dispersed plants that produce a variety of different products based on customer demand. Certain plants may have more butterfat, such as those that primarily produce fluid milk. Other plants, such as those that produce ice cream, will not have enough butterfat to meet their needs. When our plants need additional butterfat, we make a cost decision to either ship excess butterfat from one Company-owned plant to another or purchase it from a third party. In many cases, because of the perishable nature of this raw ingredient, shipping from one Company-owned plant to another is not feasible and we must purchase from external sources. We sell any excess butterfat that is not used in our products as bulk cream to reduce the cost of our ingredients. We may purchase and sell the same ingredient to the same counterparty on the same day in different parts of the country in order to balance our supply.
Furthermore, bulk cream is not a consumable product, but rather a raw material. We do not pasteurize or package the excess butterfat. We merely load it from our silos into tankers for transport to other Company-owned plants or to third-party buyers, generally at the buyer’s expense. We net the third-party sales of this excess raw material against our cost of sales to get to the true costs of the tangible products we market, sell and distribute to generate revenue (i.e., fluid milk, ice cream and other dairy and non-dairy products).
In determining the proper accounting treatment for excess raw material that is sold to third parties, the Company reviewed the relevant guidance in CON 6 and FASB ASC Topic 605-10-25-1 (“ASC 605”). Both sources refer to a company’s “ongoing major or central operations.”

CON 6 provides that “[r]evenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations.” (emphasis added). To help interpret the reference to ongoing major or central operations, the Company reviewed the guidance in ASC 605, which specifies that “revenue-earning activities involve…activities that constitute its ongoing major or central operations.” (emphasis added). We applied this guidance to our bulk cream sales, rather than conducting an evaluation of whether such sales “result routinely and directly” from ongoing major or central operations, a phrase we have been unable to find in the accounting literature.
We considered the following when determining whether selling bulk cream was part of or constitutes our major or central operations: (i) we do not purchase raw milk for the purposes of producing bulk cream for sale; (ii) we do not advertise bulk cream for sale; (iii) we do not use our direct-to-store distribution system to distribute bulk cream; (iv) the bulk cream is not consumable and it is not packaged or sold as a finished good; and (v) bulk cream sales are managed by one individual in our procurement department in order to balance our supply and demand needs. Based on assessment of these factors, we determined that our bulk cream sales are not an activity that constitutes our ongoing major or central operations and therefore does not constitute revenue.
In determining to classify sales of excess raw materials, including bulk cream, as a reduction of the cost of sales, we also considered the fact that, on any given day, we may be both a buyer and seller of bulk cream. Generally, the excess butterfat that is not used in our products is sold, in the form of bulk cream, to: (i) dairy cooperatives or other processors, who also sell us raw milk or bulk cream; (ii) other processors, who also provide us with co-packing services; or (iii) other third parties, in each case for use as a raw ingredient in the counterparty’s manufacturing process. We adopted a principles-based approach to apply to all sales of excess raw materials, rather than analyzing on a transaction-by-transaction or counterparty-by-counterparty basis. Because our purchases of bulk cream are recorded as a cost of sales, we concluded that any sales of bulk cream should likewise be reported as a reduction to cost of sales. We believe this accounting treatment is more appropriate than grossing up revenues on the income statement for sales of excess raw materials.1 We also believe that this presentation more accurately reflects the true cost of the raw ingredients utilized in our operations.
We also observed that there is diversity in practice regarding presentation of by-product sales, which we consider to be analogous. Although we believe that our circumstances are differentiated from other companies or industries that produce by-products, scrap or waste during the production process, we noted that a number of companies account for the sale of such by-products, scrap or waste as a reduction to cost of sales.

1 For further illustration, if a plant located in Texas has excess butterfat and another plant in Alabama needs butterfat, a company could choose to either: (i) ship the butterfat from Texas to Alabama or (ii) sell the excess butterfat in Texas to a third party and purchase butterfat from a third party in Alabama. We do not believe there should be different accounting treatment depending on the choice. Otherwise, revenues and margins could vary in different periods due to operational decisions regarding input balancing and logistics or management purposefully choosing between options (i) and (ii), and by specifically choosing option (ii), over option (i), revenues would be increased. This is especially true given that bulk cream can be purchased on a spot market based the Chicago Mercantile Exchange market price for AA Butter.

Based on the nature of our business, we concluded that sales of excess raw materials, including bulk cream, are neither a revenue-generating activity nor appropriate to present as revenue. For reasons stated herein and in the absence of definitive accounting guidance, we believe that our management team exercised well-reasoned, practical judgment in determining the proper accounting treatment of the bulk cream sales. Further, this determination was reviewed with and supported by our Audit Committee. Because there is significant judgment required, we disclosed our accounting treatment for these sales in our Annual Report on Form 10-K. As we stated in our prior response letter, we will further enhance this disclosure by including the amount of our bulk cream sales in future filings. To further clarify our disclosure, we intend to revise the disclosure as follows:
Financial Statements
Note 1 – Summary of Significant Accounting Policies
As a result of the purchase of raw milk, we obtain more butterfat than is needed in our production process. Excess butterfat is sold, primarily in the form of bulk cream, to third parties. ~~Bulk cream represents a by-product of our fluid milk manufacturing process~~. ~~We either use bulk cream in our manufacturing process or we dispose of it through third party sales to other companies.~~ We present the sales of these excess raw materials ~~bulk cream by-product sales~~ as a reduction of cost of sales within our Consolidated Statements of Operations. We believe this presentation is reasonable as it allows us to report our true cost of the ~~fluid milk production~~ raw materials utilized in our operations. Sales of excess raw materials for the years ended December 31, 2016, 2015, and 2014 were $551.5 million, $577.4 million and $659.6 million, respectively.

2.
We note the assertion in your response that SEC Regulation S-X does not require by-product or scrap sales to be reflected in a specific income statement line item. Explain how this assertion is consistent with Rule 5-03.1(b) of Regulation S-X, which requires separate disclosure of net sales of tangible products.

Response:

Rule 5-03.1(b)1 prescribes the presentation of revenues in the income statement. The Company respectfully submits to the Staff that Rule 5-03.1(b)1 does not provide guidance for determining whether cash inflows qualify as revenue. Rather, after first determining that cash inflows are revenues (under CON 6, ASC 605, and other generally accepted accounting principles), Rule 5-03.1(b)1 is applied to determine the proper presentation of those revenues as either products or services.

The Company’s reference to Rule 5-03.1(b)1 in our prior response letter was simply to note that the Company reviewed multiple sources of authoritative accounting guidance to help interpret the definition of revenues. Rule 5-03.1(b)1, which applies to presentation of revenues, refers to net sales of tangible products. The Company noted that Rule 5-03 does not make any reference to the income statement classification of either sales of excess raw materials or by-products. Accordingly, the Company determined that Rule 5-03 of Regulation S-X does not provide any specific support for interpreting the classification of excess raw materials or by-product sales as revenues under CON 6.

3.	Describe the customers and contractual terms involved in your by-product sales, and explain how these compare to the customers and contractual terms involved in your other product sales.

With respect to our central operations, which are the manufacturing, marketing, and distribution of consumable dairy products, we have hundreds of customer supply agreements that cover a variety of terms such as time frames, product specifications, delivery methods, pricing and payment terms, quality standards, product warranties and indemnification obligations, among others. In contrast, a substantial portion of our bulk cream is sold to a former subsidiary of the Company under a supply agreement entered into with the buyer when we divested of the business. Including this agreement, we have a total of eleven agreements with counterparties for the purchase of bulk cream. In general, these agreements set forth the quantity of cream being sold, the agreed price for the bulk cream, which is based on the market price on the Chicago Mercantile Exchange for AA Butter, and the method of delivery, which is at the buyer’s expense.

Form 8-K dated May 9, 2017

Exhibit 99.1- Earnings Release for the First Quarter of 2017

Non-GAAP Financial Measures

Adjusted Operating Results

4.
Explain to us in greater detail why you believe that the incremental non-cash amortization expense associated with your regional brands is not indicative of your core operating performance. In this regard, it appears that the launch of your national brand represented a fundamental strategic change to your core operations, and that the changes in the estimated useful lives, and the resulting amortization, of the regional brand trademarks are both a direct result of and reflective of that strategic change.

Response:

The Company respectfully advises the Staff that it believes that its presentation of its non-GAAP measures, which reflect an adjustment that adds back the incremental non-cash amortization expense associated with its regional brands, is in compliance with Regulation G and the Staff’s non-GAAP guidance.

As disclosed in the Company’s Form 8-K, the Company presents non-GAAP measures as supplemental information for investors because the Company believes such measures provide more accurate comparisons of its ongoing business operations and are better indicators of trends in the Company’s underlying business. The Company also discloses that the excluded expenses, gains or losses are not indicative of the Company’s core operating performance. The reference to “core operating performance” is intended to refer to the Company’s ongoing operating performance. To clarify the disclosure, the Company will revise its disclosure in future filings, as follows:

“We believe these non-GAAP measures provide useful information to investors by excluding expenses, gains or losses that are not indicative of the Company’s ~~core~~ ongoing operating performance.”

The Company’s non-GAAP measures include an adjustment for incremental trademark amortization expense, which was triggered by a decision to shift our branding strategy. This incremental trademark amortization expense is being amortized over the remaining useful lives of the intangible assets, for an impact of approximately $15-19 million on an annual basis during such period.

The decision to shift our branding strategy resulted in significant incremental amortization expense affecting the Company’s net income under GAAP. As discussed above, the Company’s presentation of its non-GAAP measures is intended to provide investors with supplemental information relating to the Company’s ongoing operating results on a normalized, run-rate basis, which would exclude the non-cash impact of the incremental trademark amortization. The Company believes that presenting its non-GAAP measures without adjusting for this non-cash expense related to intangible assets would present a distorted view to investors of the profitability of the Company’s ongoing business operations.

In addition, the adjustment for the incremental trademark amortization expense is necessary to facilitate meaningful period-over-period comparisons of the Company’s non-GAAP measures. The incremental trademark amortization expense is outside the scope of our ongoing operations, which is the supplemental information that the non-GAAP measures are intended to convey, yet would have a significant impact on the Company’s non-GAAP measures as compared to prior periods if not adjusted out. Accordingly, the Company believes this adjustment is necessary to better reflect its ongoing business operations and permit meaningful comparability of results.

In addition, the Company is not aware of any SEC rules or guidance that would prohibit this adjustment in its non-GAAP measures. In particular, the Company reviewed the Staff’s guidance in C&DI 100.01, which notes that certain adjustments may violate Regulation G because they cause the presentation of the non-GAAP measure to be misleading, such as presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business. In this case, the incremental trademark amortization adjustment is a non-cash expense. The Company also reviewed the Staff’s guidance in C&DI 102.10 and believes its presentation is consistent with the guidance to ensure that its non-GAAP measures do not receive greater prominence than the GAAP measures.

For these reasons, and in combination with the revised disclosure proposed above, the Company believes the incremental trademark amortization adjustment is in compliance with the non-GAAP rules and regulations, is not misleading, and facilitates more meaningful and useful information to investors.

If you have any questions, please feel free to contact me at the contact information set forth on the cover page herein.

By:	/S/ SCOTT K. VOPNI
Name:	Scott K. Vopni
Title:	SVP – Finance, Chief Accounting Officer and Interim Chief Financial Officer